Exhibit 12.1
CHEVRON CORPORATION — TOTAL ENTERPRISE BASIS
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31, 2014	Year Ended December 31
		2013	2012	2011	2010
	(Millions of dollars)
Net Income Attributable to Chevron Corporation	$4,512	$21,423	$26,179	$26,895	$19,024
Income Tax Expense	3,407	14,308	19,996	20,626	12,919
Distributions Less Than Equity in Earnings of Affiliates	(457)	(1,178)	(1,351)	(570)	(501)
Noncontrolling Interests	9	174	157	113	112
Previously Capitalized Interest Charged to Earnings During Period	28	96	123	117	240
Interest and Debt Expense	—	—	—	—	50
Interest Portion of Rentals (1)	94	342	316	288	300
Earnings Before Provision for Taxes and Fixed Charges	$7,593	$35,165	$45,420	$47,469	$32,144

Interest and Debt Expense	—	—	—	—	50
Interest Portion of Rentals (1)	94	342	316	288	300
Preferred Stock Dividends of Subsidiaries	—	—	—	—	—
Capitalized Interest	88	284	230	288	267

Total Fixed Charges	$182	$626	$546	$576	$617

Ratio of Earnings to Fixed Charges	41.72	56.17	83.19	82.41	52.10

(1)	Calculated as one-third of rentals. Considered a reasonable approximation of interest factor.

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